UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Amendment No. 7

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

PORTAL SOFTWARE, INC.

(Name of subject company (Issuer))

POTTER ACQUISITION CORPORATION

ORACLE SYSTEMS CORPORATION

ORACLE CORPORATION

(Names of Filing Persons (Offerors))

Common Stock, $0.001 par value per share	736126301
(Title of classes of securities)	(CUSIP number of common stock)

Daniel Cooperman, Esq.

Senior Vice President, General Counsel & Secretary

Oracle Corporation

500 Oracle Parkway

Redwood City, California 94065

Telephone: (650) 506-7000

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

Copies to:

William M. Kelly

Davis Polk & Wardwell

1600 El Camino Real

Menlo Park, California 94025

Telephone: (650) 752-2000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$250,194,789	$26,771

(1)	Estimated for purposes of calculating the filing fee only. This amount is based upon an estimate of the maximum number of shares to be purchased pursuant to the tender offer at the tender offer price of $4.90 per Share.

(2)	The amount of the filing fee calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $107 for each $1,000,000 of value.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	$26,771	Filing Party:	Potter Acquisition Corporation, Oracle Systems Corporation and Oracle Corporation
Form or Registration No.:	Schedule TO	Date Filed:	April 25, 2006

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third party tender offer subject to Rule 14d-1

☐	issuer tender offer subject to Rule 13e-4

☐	going private transaction subject to Rule 13e-3

☒	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

CUSIP No. 736126301	13D	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS ORACLE CORPORATION I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 54-2185193

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) N/A	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 32,042,175
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 32,042,175

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,042,175

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 74.2%

14	TYPE OF REPORTING PERSON CO and HC

CUSIP No.	13D	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS ORACLE SYSTEMS CORPORATION I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 94-2871189

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) N/A	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 32,042,175
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 32,042,175

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,042,175

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 74.2%

14	TYPE OF REPORTING PERSON CO and HC

CUSIP No.	13D	Page 4 of 10 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) POTTER ACQUISITION CORPORATION[1]

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) N/A	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 32,042,175
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 32,042,175

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,042,175

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 74.2%

14	TYPE OF REPORTING PERSON CO

1 Potter Acquisition Corporation was incorporated on April 7, 2006 as a wholly-owned subsidiary of Oracle Systems Corporation solely for the purpose of consummating a business combination with Portal Software, Inc. and has no operations.

This Amendment No. 7 to the Tender Offer Statement on Schedule TO (this “Amendment”), filed with the Securities and Exchange Commission (the “SEC”) on June 21, 2006, amends and supplements the Tender Offer Statement on Schedule TO filed on April 25, 2006, as amended (the “Schedule TO”), and relates to the offer by Potter Acquisition Corporation, a Delaware corporation (“Offeror”) and a wholly-owned subsidiary of Oracle Systems Corporation, a Delaware corporation (“Parent”), which is a wholly-owned subsidiary of Oracle Corporation, a Delaware corporation (“Oracle”), to purchase all outstanding shares of Common Stock, par value $0.001 per share, and the associated preferred stock purchase rights (together, the “Shares”) of Portal Software, Inc., a Delaware corporation (the “Company”), for $4.90 per Share, net to the seller in cash without interest thereon, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 25, 2006, as amended (the “Offer to Purchase”), and the related Letter of Transmittal (which, together with the Offer to Purchase, and any amendments or supplements thereto, collectively constitute the “Offer”). Capitalized terms used and not defined herein shall have the meanings assigned such terms in the Offer to Purchase.

The Offer is made pursuant to the Agreement and Plan of Merger, dated as of April 11, 2006, as amended (the “Merger Agreement”), among Offeror, Parent and the Company.

The information in the Offer to Purchase and the related Letter of Transmittal is incorporated in this Amendment by reference to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Items 4 and 8. Terms of the Offer; Interest in Securities of the Company

Items 4 and 8 of the Schedule TO are hereby amended and supplemented by including the following:

The initial offering period of the Offer expired at 12:00 midnight, New York City time, on Tuesday, June 20, 2006. According to Computershare Trust Company, N.A., the depositary for the Offer, approximately 32.0 million Shares (including Shares tendered by notice of guaranteed delivery) were validly tendered and not withdrawn as of the expiration date of the initial offering period of the Offer, representing approximately 74% of the outstanding Shares. The Offeror has accepted for payment all tendered shares.

On June 21, 2006, Parent and Offeror announced a subsequent offering period commencing on Wednesday, June 21, 2006 and expiring on Friday, June 30, 2006 at 8 p.m., New York City time. During the subsequent offering period, the Offeror will accept for payment and promptly pay for Shares as they are tendered. Stockholders who tender Shares during such period will be paid the same $4.90 per share cash consideration paid during the initial offering period. Shares tendered during the subsequent offering period may not be withdrawn. The Offeror may extend the subsequent offering period. If the subsequent offering period is extended, the Offeror will notify the depositary for the Offer and issue a press release prior to 9:00 a.m., New York City time, on the first business day following the date the subsequent offering period was scheduled to expire.

Pursuant to the terms and conditions of the Merger Agreement, Offeror will be merged with and into the Company (the “Merger”) as soon as practicable after the expiration of the subsequent offering period (as it may be extended). If Offeror acquires at least 90% of the outstanding Shares as a result of the subsequent offering period or otherwise, the Merger will occur promptly thereafter. Otherwise, the Merger will occur promptly after the Merger Agreement is approved and adopted by the holders of a majority of the outstanding Shares (including Offeror) at a special meeting of the Company’s stockholders. In connection with the Merger, each outstanding Share not tendered in the Offer (other than Shares held by the Company, Oracle, Parent and Offeror and Shares held by stockholders who properly perfect appraisal rights under Delaware law) will be converted into the right to receive $4.90 per share in cash, without interest. Following the consummation of the Merger, the Company will continue as the surviving corporation and be a wholly-owned subsidiary of Parent.

The press release announcing the expiration of the initial offering period and the commencement of the subsequent offering period is attached hereto as Exhibit (a)(5)(v).

Item 12. Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

“(a)(5)(v) Text of press release issued by Oracle dated June 21, 2006.”

SIGNATURE

After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

POTTER ACQUISITION CORPORATION

By:	/s/ Daniel Cooperman
Name:	Daniel Cooperman
Title:	President and Chief Executive Officer

ORACLE SYSTEMS CORPORATION

By:	/s/ Daniel Cooperman
Name:	Daniel Cooperman
Title:	Senior Vice President, General Counsel and Secretary

ORACLE CORPORATION

By:	/s/ Daniel Cooperman
Name:	Daniel Cooperman
Title:	Senior Vice President, General Counsel and Secretary

Dated June 21, 2006

EXHIBIT INDEX

(a)(5)(v)	Text of press release issued by Oracle dated June 21, 2006.